RECEIVED

2005 APR 28 P 5:

OFFICE OF INTERNATIONAL CORPORATE FINANCE



Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544





05007543

March 25, 2005

By Airmail

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

SUPPL

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Declaration for Timely Disclosure (Summary Translation dated March 24, 2005)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

NINTENDO CO., LTD.

PROCESSED
MAY 04 2005
THOMSON
FINANCIAL

Kenichi Sugimoto

Enclosure

(Summary Translation)
File Number: 82-2544

March 24, 2005

To Osaka Stock Exchange

Nintendo Co., Ltd.
Satoru Iwata
President

Declaration for Timely Disclosure

Nintendo Co., Ltd. hereby pledges, in good faith for timely and appropriate disclosure of the corporate information, that it strives to enhance the internal organization, as mentioned in the attached sheet, for the purpose of appropriate disclosure of corporate information in immediate, accurate and fair manner by constantly viewing things from investors standpoint, as well as fully acknowledging that the timely and appropriate disclosure of corporate information forms the basis of a healthy stock market.

(Summary Translation)
File Number: 82-2544

March 24, 2005

Internal Organization for Timely Disclosure of Corporate Information
(Attachment to Declaration for Timely Disclosure)

Nintendo Co., Ltd.

Following is the internal organization for timely disclosure of corporate information.

(1) Management

In considering those who enter the market are entitled to obtain the company's disclosed information equally, the persons and departments responsible for timely disclosure listed below not only confirm the subject matters of important meetings such as Board of Directors' Meetings and Executive Management Committee Meetings, but also directly gather information from relevant departments and affiliated companies, whenever deemed appropriate, in order to completely disclose information required by the rules and regulations concerning timely disclosure set forth by each relevant stock exchange.

(2) People in charge of information disclosure

Persons responsible for disclosure are as listed below. Timely disclosure of corporate information are generally carried out by these members.

- President
- General Manager of Corporate Analysis & Administration Division
- General Manager of Corporate Communication Department

In addition, the following person is responsible for information management.

- Eiichi Suzuki (Managing Director, General Manager of General Affairs Division)

(3) Method of information disclosure

Information required by the rules and regulations concerning timely disclosure are disclosed through the timely information disclosure systems (TDnet and ED-NET), which are provided by each listed stock exchange. Additionally, to make such information public to further extent, financial accounts settlement information is publicized on the company web site.

(4) Internal Control

The Internal Auditing Department, established directly under the president's jurisdiction, verifies the adequacy and effectiveness of the internal management framework of each responsible department, advises or proposes measures to improve or amend critical issues. Furthermore, it adequately grasps the present state of improvement process and audits post-modified conditions.
Currently, in order to increase the credibility of corporate information, the internal control system is to be enhanced. Furthermore, the auditing framework is being strengthened by increasing the staffs of the Department, for example.

Information Flow regarding Financial Accounts Settlement & Quarterly-base Disclosure


Board of Directors
Disclosure
President
General Manager of Corporate Analysis & Administration Division
General Accounting and Control Department
Reporting departments, Subsidiaries & affiliates
and Departments providing relevant information

Information Flow regarding Conclusive Facts and Incidents which Took Place


Board of Directors
Disclosure
President
Reporting departments,
Departments providing relevant information
Subsidiaries & affiliates
Responsible Directors or Departments providing relevant information